EXHIBIT 3.4
ARTICLES OF AMENDMENT
TO THE
AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
PEDIATRIX MEDICAL GROUP, INC.
     1. The name of the corporation is Pediatrix Medical Group, Inc (the “Corporation”).
     2. The Board of Directors of the Corporation by a resolution passed on March 3, 2006 delegated to the Executive Committee of the Corporation (the “Executive Committee”) the authority to approve a two-for-one division of the Corporation’s issued and outstanding Common Stock, $.01 par value per share (the “Common Stock”), and in connection therewith, approve an amendment to the Amended and Restated Articles of Incorporation of the Corporation to increase the number of the Corporation’s authorized Common Stock in order to effectuate the Common Stock division.
     3. In accordance with the provisions of Section 607.10025 of the Florida Business Corporation Act, on April 3, 2006, the Executive Committee approved a two-for-one division of the Common Stock and, in connection therewith, an amendment to the Amended and Restated Articles of Incorporation of the Corporation to increase the number of the Corporation’s authorized Common Stock to 100,000,000, and no shareholder action was required in accordance with Section 607.10025(2) of the Florida Business Corporation Act.
     4. The amendment to the Amended and Restated Articles of Incorporation of the Corporation being effected hereby does not adversely affect the rights or preferences of the holders of outstanding shares of any class or series and does not result in the percentage of authorized shares that remain unissued after the division exceeding the percentage of authorized shares that were unissued before the division.
     5. The Common Stock is the class of shares subject to the division. Upon the effective date of the division, the 50,000,000 shares of Common Stock, which the Corporation was authorized to issue prior to the division are to be divided into 100,000,000 shares of Common Stock and each share of Common Stock issued and outstanding immediately prior to the division shall be divided into two shares of Common Stock.
     6. The amendment to the Amended and Restated Articles of Incorporation of the Corporation as approved by the Executive Committee and as effected hereby, is that the text of the first paragraph under Article VI of the Amended and Restated Articles of Incorporation of the Corporation is hereby amended, effective as of the Effective Time (as defined below), in its entirety to read as follows:
     “The aggregate number of shares of all classes of capital stock which this Corporation shall have authority to issue is 101,000,000, consisting of (i) 100,000,000 shares of common stock, par value $0.01 per share (the “Common Stock”), and (ii) 1,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”).”
     7. This amendment shall become effective at 5:00 P.M., Eastern Time, on April 27, 2006 (the “Effective Time”).
[REMINDER OF PAGE INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, the undersigned duly-authorized officer of the Corporation has executed these Articles of Amendment as of April 21, 2006.

PEDIATRIX MEDICAL GROUP, INC.
By:	/s/ Thomas W. Hawkins
Thomas W. Hawkins
Senior Vice President, General Counsel and Secretary